EXHIBIT 99.10

25x8 column (33 cms) - Business Standard / Kannada Prabha - July 24th 2004 release

Wipro Limited - Results for the quarter ended June 30, 2004

Wipro Limited - Consolidated Audited Segment-wise Business performance for the quarter ended June 30, 2004 (in Rs. Million)

	Three months ended June 30,			Year ended
Particulars	2004	2003	Growth	March 31, 2004
Segment Revenue
Global IT Services and Products	13,436	9,255	45%	43,575
India and AsiaPac IT Services and Products	2,697	1,602	68%	9,762
Consumer Care and Lighting	1,047	798	31%	3,649
Others	510	334	53%	1,826
Total	17,690	11,989	48%	58,812
Profit Before Interest and Tax (PBIT)
Global IT services and Products	3,622	1,920	89%	9,539
India and AsiaPac IT Services and Products	135	91	48%	792
Consumer Care and Lighting	153	137	12%	551
Others	8	56	-86%	277
Total	3,918	2,204	78%	11,159
Interest and Other Income	254	146		873
PROFIT BEFORE TAX	4,172	2,350	78%	12,032
Income Tax expense	(611)	(232)		(1,681)
Profit before equity in earnings / (losses) of affiliates and minority interest	3,561	2,118	68%	10,351
Equity in earnings of affiliates	30	(54)		23
Minority interest	(22)	(3)		(59)
PROFIT AFTER TAX	3,569	2,061	73%	10,315
Earnings per share - EPS
(PY: Adjusted EPS for bonus issue in ratio of 2:1) - in Rs.
Basic	5.14	2.97		14.87
Diluted	5.13	2.97		14.85
Operating Margin
Global IT Services and Products	27%	21%		22%
India and AsiaPac IT Services and Products	5%	6%		8%
Consumer Care and Lighting	15%	17%		15%
Total	22%	18%		19%
Capital employed*
Global IT Services and Products	21,922	19,359		21,732
India and AsiaPac IT Services and Products	2,339	1,457		1,941
Consumer Care and Lighting	774	582		596
Others	16,741	15,703		14,498
Total	41,776	37,101		38,767
Capital employed composition
Global IT Services and Products	52%	52%		56%
India and AsiaPac IT Services and Products	6%	4%		5%
Consumer Care and Lighting	2%	2%		2%
Others	40%	42%		37%
Total	100%	100%		100%
Return on average capital employed
Global IT Services and Products	66%	41%		47%
India and AsiaPac IT Services and Products	25%	29%		53%
Consumer Care and Lighting	89%	86%		86%
Total	39%	24%		30%

* This includes cash and cash equivalents of Rs. 16,275 (2004: Rs. 21,760 and 2003: Rs. 15,212)

Notes to segment report:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by the Institute of Chartered Accountants of India.

2. The Company has three geographic segments: India, USA and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside.

			(in Rs. Million)
Geography	June 30, 2004%		June 30, 2003%
India	4,012	22	2,244	19
USA	9,295	53	6,508	54
Rest of the world	4,383	25	3,237	27

Total	17,690	100	11,989	100

3. For the purpose or reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

4. As of June 30, 2004, forward contracts to the extent of USD 227 Mn have been assigned to the foreign currency assets in the balance sheet. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated forward contracts as hedge of highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation on such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur.

The Company has also entered into option contracts. These option contracts have not been designated as hedge and consequently, they are marked to market at each balance sheet date and the gains / loss is recognized in the profit and loss account of the respective period.

As at the balance sheet date, the Company had forward contracts to sell of USD 998 Mn in respect of forecasted transactions. The effect of marking to market of the said forward contracts and effect on intermediary roll over of the forward contracts is unfavorable exchange difference of Rs. 2,076 Mn, the final impact of which will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to apply the earlier accounting policy, the profit for the period would have been lower by Rs. 355 Mn approximately.

5. a) In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (WGE), a joint venture with General Electric, USA. The joint venture agreement provides specific rights to the joint venture partners. The Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently WGE is not considered as a joint venture and consolidation of Financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.

c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals have been accounted for by equity method of accounting.

Wipro Limited - Stand alone - Parent Company
Audited Financial Results for the three months ended
June 30, 2004 (in Rs. Million)

	Three months ended		Year ended
	June 30,		March 31,
Particulars	2004	2003	2004
Net Income from Sales / Services	15,627	10,539	51,685
Cost of Sales / Services
a. Consumption of raw materials	2,244	1,349	8,209
b. Other expenditure	7,497	5,099	24,791
Gross Profit	5,886	4,091	18,685
Selling and Marketing expenses	1,249	1,100	4,506
General and Administrative expenses	657	616	2,717
Operating Profit before Interest and Depreciation	3,980	2,375	11,462
Interest expense	10	5	35
Depreciation	372	312	1,516
Operating Profit after Interest and Depreciation	3,598	2,058	9,911
Other income	268	147	912
Profit before tax	3,866	2,205	10,823
Provision for tax	598	237	1,674
PROFIT FOR THE QUARTER	3,268	1,968	9,149
Paid up equity share capital	1,397	465	466
Reserves	37,022	34,808	34,610
Earnings per share (EPS) - in Rs.
(PY: Adjusted EPS for bonus issue in ratio of 2:1)
Basic	4.71	2.84	13.19
Diluted	4.70	2.84	13.17
Aggregate of non-promoters shareholding
Number of shares (PY: Adjusted EPS for bonus issue in ratio of 2:1)	113,708,760	112,318,116	113,539,326
Percentage of holding	16.28	16.10	16.26
Details of expenditure
Items exceeding 10% of total expenditure:
Staff Cost	6,199	4,337	20,495
Travel	1,162	1,103	4,543

Status of Redressal of Complaints received for the period
from April 1, 2004 to June 30, 2004

	Opening balance	Complaints received	Complaints disposed
Nature of Complaints	for the quarter	during the quarter	during the quarter	Unresolved
Complaints with respect to transfer / transmission / split / consolidation / exchange / duplicate issue of shares	0	1	1	0
Complaints with respect to Dematerialisation / Rematerialisation of shares	0	0	0	0
Complaints with regard to non-receipt of Corporate benefits like Dividend / Interest / Bonus Shares	0	17	17	0
Total	0	18	18	0

Notes:

1. As of June 30, 2004, forward contracts to the extent of USD 200 Mn have been assigned to the foreign currency assets in the balance sheet. These assets are valued at the forward contract rate, adjusted for premium / discount in respect of the expired period.

The Company has designated forward contracts as hedge of highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation on such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur.

The company has also entered into option contracts. These option contracts have not been designated as hedge and consequently, they are marked to market at each balance sheet date and the gains / loss is recognized in the profit and loss account of the respective period.

As at the balance sheet date, the Company had forward contracts to sell of USD 957 Mn in respect of forecasted transactions. The effect of marking to market of the said forward contracts and effect on intermediary roll over of the forward contracts is unfavorable exchange difference of Rs. 2,037 Mn, the final impact of which will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

Had the Company continued to apply the earlier accounting policy, the profit for the period would have been lower by Rs. 358 Mn approximately.

2. The above financial results were approved by the Board of Directors of the Company at its meeting held on July 23, 2004.

3. There are no qualifications in the report issued by the Auditors for these periods.

4. Corresponding figures for previous periods presented have been regrouped, where necessary, to confirm to this period classification.

By order of the Board
Place: Bangalore	Azim H Premji
Date: July 23, 2004	Chairman and Managing Director

WIPRO LIMITED
Regd. Office: Doddakannelli,
Sarjapur Road, Banglore-560 035.
www.wipro.com